CATLIN

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 2054[redacted]
USA

Catlin Group Limited

Cumberland House, 6th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Tel (441) 296-0060
Fax (441) 296-6016

www.catlin.com

21 August 2007

Dear Sir/Madam:

Re: Catlin Group Limited
Rule 12g3-2(b) Exemption, File No. 82-34808
Amendment to Application to Claim Exemption under Rule 12g3-2(b)

Catlin, a public limited company organised under the laws of Bermuda (the **"Company"**), currently claims an exemption from the registration and reporting requirements of the US Securities and Exchange Act of 1934, as amended, by virtue of Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(f), the Company hereby applies to the Securities and Exchange Commission to publish the information required under Rule 12g3-2(b)(1)(iii) on the Company's website. The address of the Company's website is www.catlin.com. The information published on the Company's website shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Yours faithfully,

Nicola Graham
Assistant Company Secretary